Tel: (604) 688-5421 Fax: (604) 688-5132 www.bdo.ca	BDO Canada LLP Royal Centre, 1055 West Georgia Street Unit 1100, P.O. Box 11101 Vancouver, British Columbia V6E 3P3

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated March 24, 2026 related to the consolidated statement of financial position of Integra Resources Corp. and its subsidiaries (the “Company”) as at December 31, 2025 and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the year then ended and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, which are included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2025.
We also consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-242495 and 333-267507) of the Company of our reports dated March 24, 2026, relating to the consolidated financial statements, and the effectiveness of the Company’s internal control over financial reporting, which appear in this Annual Report on Form 40-F.
BDO Canada LLP
Vancouver, British Columbia
March 24, 2026

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.